EXHIBIT 99.3

NI54-102 RETURN CARD

☐	Interim Financial Statements -	☐	Annual Report -
	Mark this box if you would like to receive Interim Financial Statements by mail.		Mark this box if you would like to receive the Annual Report by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.suncor.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Name/Nom

Apt. / App            Street Number / Numero Civique  Street Name / Rue

City / Ville                                                                                                                                           Prov./State         Postal Code/Code Postal/Zip Code

SUNQ	9 NITE

Place Stamp Here

Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto ON M5J 2Y1